Consent of Independent Registered Public Accounting Firm
The Board of Directors
Associated Banc-Corp:
We consent to the incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated June 29, 2009, relating to the statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended, and Schedule H, line 4i — Schedule of Assets (Held at End of Year), which report appears in the December 31, 2008 annual report on Form 11-K of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan.
/s/ KPMG LLP
Chicago, Illinois

June 29, 2009